[URI Letterhead]

March 22, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549.

Attention: Pamela A. Long

Re:	United Rentals, Inc.
Registration Statement on Form S-4 (File No. 333-179039)

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United Rentals, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) relating to the registration by the Company of 29,895,926 shares of common stock of the Company be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on March 23, 2012, or as soon as possible thereafter.

Since the securities being registered under the Registration Statement are to be offered to stockholders of RSC Holdings Inc. pursuant to the Agreement and Plan of Merger, dated as of December 15, 2011, by and between United Rentals, Inc. and RSC Holdings Inc., which is attached as an exhibit to the Registration Statement, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Company hereby acknowledges its obligations under the Securities Act of 1933, as amended (the “Securities Act”) as they relate to the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:

(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Commission notify Andrew D. Soussloff of Sullivan & Cromwell LLP at (212) 558-4000 upon acceleration of effectiveness of the Registration Statement.

If you have any questions or comments regarding the foregoing, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at (212) 558-4000 or the undersigned at (203) 618-7151. Thank you in advance for your consideration.

Sincerely,

United Rentals, Inc.

By:	/s/ Jonathan M. Gottsegen
Name:	Jonathan M. Gottsegen
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Andrew D. Soussloff
(Sullivan & Cromwell LLP)